April 13, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (352) 547-1218

Mr. Jon Kurtz
Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, FL 34470

>   **Re: Alarion Financial Services, Inc.**
>   **Registration Statement on Form 10-SB**
>   **Filed March 15, 2006**
>   **File No. 000-51843**

Dear Mr. Kurtz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please review the references to your 10-KSB contained in your Form 10-SB; the page numbers referenced do not appear to correlate.

Description of Properties, page 16

2.   In accordance with Item 102(a) of Regulation S-B, please disclose any mortgage or lien that exists on the property described in this section.

3.   On page 17, you represent that the Company does not invest in real estate other than in the ordinary course of business; however, on page 16 you have disclosed that a portion of your newly constructed Gainesville branch may be sold as a condominium. Please reconcile this disclosure.

Market for the Registrant's Common Equity and Related Stockholder Matters, page 18

4.   Please provide the information required by Item 201(a)(2).

Item 7. Certain Relationships and Related Transactions

5.   Please provide the information about loans to affiliates required by Item 404 of Regulation S-B.

Selected Financial Data, page 19

6.   Revise this section to include the average balance sheet for 2005 based on daily averages in the format required by Item I.A of Industry Guide 3.   If you are using weekly or month-end averages due to cost constraints, please explain the reasons why such averages are representative of your operations as required by General Instruction 4 to Industry Guide 3.

7.   Include in this section the analysis of net interest earnings required by Item I.B of Industry Guide 3 for each major category of interest earning asset and interest-bearing liability.   Explain how non-accruing loans, out-of-period items and tax-exempt income are treated in the analysis as required by Instructions (1), (2) and (4) to Item I of Industry Guide 3.

8.   Provide the analysis required by Item I.C of Industry Guide 3 regarding the dollar amount of changes in interest income and interest expense segregated into changes attributable to volume, rates and changes in rate/volume.

Loan Portfolio, page 25

9.   Please revise your analysis of loan maturities at December 31, 2005 on page 26 to provide the following information:

        a. State if scheduled maturities are reported in the maturity category in which the payment is due. Refer to Instruction (1) to Section III.B of Industry Guide 3.

        b. State if demand loans with no stated maturity date and overdrafts, if any, are reported in the "due one year or less" category. Refer to Instruction (2) to Section III.B of Industry Guide 3.

      c.   State if the determination of maturity dates is based on contract terms or if they have varied due to your "rollover policy". If so, please disclose that maturity dates have been revised based on your "rollover policy" and briefly describe its terms. Refer to Instruction (3) to Section III.B of Industry Guide 3.

Classification of Assets and Potential Problem Loans, page 28

10.   We refer to your policies for charging off consumer loans after 90 days of delinquency unless they were adequately collateralized and in the process of collection and also to Note (3), "Loans", on page F-14, that states there were no over 90 day loans past due but still accruing interest in 2005 or at December 31, 2005. In this regard, please state in this section that as of December 31, 2005 there were no nonaccruing loans contractually past due 90 days or more as to principal and interest payment. Refer to Item III.C.1.(b) of Industry Guide 3.

11.   Confirm to us that there were no "troubled debt restructurings" that would otherwise need to be disclosed under Item IIII.C.1.(c) of Industry Guide 3.

12.   We refer to your statement in the third paragraph on page 28 that states the Bank has implemented SFAS 114 by modifying its quarterly review of the adequacy of the allowance for loan losses to also identify and value impaired loans in accordance with the guidance in these statements. Considering SFAS 114 was effective for fiscal years beginning after December 15, 1994, please explain to us and revise this section to state the reasons why the Company had to modify their quarterly review of the adequacy of their loan loss allowance in 2005 to implement SFAS 114 guidelines and describe any material changes in internal controls resulting from this change.

13.   We refer to your policy of revising specific impaired loans with a balance of at least $100,000 for impairment if they are unsecured or secured by collateral other than residential real estate. In this regard, please revise your discussion of how the Company determines the specific and general components of the allowance for loan losses, in accordance with SFAS 5 and SFAS 114, as amended by SFAS 118. Specifically provide the following information:

      a.   State how specific loans are categorized into risk categories based on type of loan, risk classification and past-due status. For example consider the rating system used for regulatory classification purposes (substandard, doubtful and loss) and describe the criteria used to determine the respective risk classifications.

b. Describe how you aggregate non-classified impaired loans with other impaired loans with similar characteristics and the factors you consider to determine the general component of the loan loss allowance.

c. Discuss your policies for determining impairments for large groups of smaller-balance homogenous loans such as residential mortgage loans and consumer installment loans.

14. As required by Item III.C.2 of Industry Guide 3 describe as of December 31, 2005, the nature and extent of any potential problem loans that have not been disclosed as nonaccrual or past due, but where you have information about possible credit problems that cause you to have serious doubts as to their ability to comply with current loan repayment terms and could result in loans subject to disclosure under Item III.C.1 of Industry Guide 3.

15. Disclose as of December 31, 2005 any concentration of loans exceeding 10% of total loans which have not otherwise been disclosed as a category of loans required under Item III.A. of Industry Guide 3.

16. Confirm to us that the Company will provide in future amendments and filings a table of the analysis of loss experience similar to that included in Item IV.A of Industry Guide 3 when the Company experiences significant charge-off and related recovery activity.

17. We refer to the last sentence on page 28 that states no loans were charged off during the year ended December 31, 2005 and to the second paragraph on page 5 of the "Loan Loss Allowance" section that states your monthly provision for loan losses is 1.25% of your outstanding loans less loans held for sale, which is an average of your peer group. Consistent with the disclosure requirements of Instruction (2) of Item IV.A which require a brief explanation of the factors which influenced management's judgment in determining the amount of the periodic provision, please tell us and revise this section to discuss the following:

a. Explain the basis for calculating your monthly provision using this formula considering paragraph 9.06 of the *AICPA Audit Guide for Depository and Financial Institutions* states methods for determining the allowance for loan losses based solely on mathematical calculations, such as a percentage of total loans or similar allowances of peer institutions generally fail to incorporate the elements necessary to provide a reasonable allowance for loan losses.

b. Discuss how you have determined that the allowance for loan losses is reasonable considering your history of nonaccrual and charge-offs related to this loan portfolio is limited.

     c.   Reconcile your use of a mathematical formula to determine your monthly provision with the methodology for determining your allowance for loan losses through the provision as stated in the first paragraph on page 29 and Note 1, "Allowance for Loan Losses" on page F-8, which includes factors related to the current economic environment, changes in collateral values of real estate; trends in nonperforming and past due loans and changes in the size and composition of the loan portfolio.

18.   We refer to the allocation of the allowance for loan losses on page 29 which shows that 88% of your allowance has been allocated to collateralized real estate loans and only 6% has been allocated to unsecured consumer and home equity loans. Please revise this section to describe the risk factors you considered associated with these loan categories in determining your allocation of the allowance for loan losses considering the lack of historical non-accrual and charge-off experience with respect to your loan portfolio.

Investment Securities, page 29

19.   We refer to the table regarding the carrying amount and weighted average yield for you investment portfolio, which includes U.S government agency securities. In this regard, please disclose whether yields on tax obligations have been computed on a tax equivalent basis as required by Instruction to Item II.B of Industry Guide 3.

20.   Tell us and disclose as of December 31, 2005 the name of any issuer and the related book value of that issuer, when the aggregate book value of these securities exceeds 10% of stockholders' equity.

Discussion of Results of Operations for 2005, page 34

21.   Revise the "General" section to discuss the key qualitative and quantitative economic factors that are necessary to an understanding and evaluation of your current net loss situation. Describe what specific steps the Company is undertaking to remedy this net loss situation considering any known trends and uncertainties that are expected to have a material impact on your income from continuing operations in future periods. Refer to Instruction 1 to Item 303 and Item 303(b)(1) of Regulation S-B.

22.   Discuss the causes of any material changes in specific income statement line items that contributed to your current net loss situation, including any known expected changes in operation expenses resulting from expected expansion of operations. Refer to Item 303(b)(1)(iv) of Regulation S-B.

23.   We refer to Note 12, "Related Party Transactions" on page F-20 that states outstanding loans to related parties were $7 million or approximately 16% of total

loans outstanding as of December 31, 2005. In this regard, please discuss in this section the nature of the related party loans; the amount and nature of the assets that are collateralizing them and the Company's expectations as to whether it will continue to provide the current level of loans to related parties in future periods.

24.   Disclose any material off-balance sheet arrangements that are expected to have a material effect on the Company's operations and cross reference to the disclosure in Note 8, "Off-Balance-Sheet Financial Instruments" section on page F-18 which describes the nature of these arrangements. Discuss any material caps and floors on certain prime based loans as stated in your "Asset/Liability Management section on page 36 and the effects of any material interest rate lock commitments on your operations. Refer to Item 303(c) of Regulation S-B.

Financial Statements for the year ended December 31, 2005

Note 1, "Loans held for sale", page F-8

25.   State if the loans were sold on a recourse or non-recourse basis. If they were sold on a recourse basis, describe the nature and extent of the recourse obligation. Refer to paragraph 11.b of SFAS 140.

26.   Tell us and state your consideration of the disclosure requirements of SAB 105 with respect to your accounting for interest rate lock commitments

Note 7, Income Taxes, page F-16

27.   We refer to the reversal in 2005 of the deferred income tax valuation allowance of $106,000 that was created during the period ended December 31, 2004. In this regard, please revise the "Discussion of Results of Operations for 2005" section of MD&A on page 34 to discuss the positive factors you considered to determine that a valuation allowance is not needed considering the Company's history of net losses since inception. Refer to paragraph 25 of SFAS 109.

Derivative Financial Instruments

28.   We refer to the second paragraph of the "Asset/Liability Management" section on page 36 that states the Company maintains a "floor" or minimum rate on certain of its floating rate or prime based loans.   In this regard, please provide the footnote disclosure required by SFAS 133 regarding the embedded interest rate caps, including whether they are clearly and closely related to the risk and economic characteristics of the host contract under paragraph 61.f of SFAS 133 or whether they were bifurcated and treated as separate derivative instruments.

29.   If you consider the effect of using interest rate swaps is material with respect to your operations, revise MD&A to describe how the Company will assess and

measure hedge ineffectiveness, including a discussion of the specific methodology used to test hedge ineffectiveness for each type of SFAS 133 hedge, as well as how often these tests are performed.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard L. Pearlman
        Igler & Dougherty, P.A.
        2457 Care Drive
        Tallahassee, FL 32308